SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

STATEMENT OF MATERIAL FACT

Publicly-Held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayers’ ID (CNPJ/MF): 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL (BOVESPA: CSNA3; NYSE: SID) (“Company”), hereby informs its shareholders and market participants that it has concluded the negotiations and signed a share purchase agreement (“SPA”) with Can-Pack S.A. (“Can-Pack”) for the sale of one hundred percent (100%) of the shares issued by the Company’s subsidiary Cia. Metalic do Nordeste (“Metalic”), with Corporate Taxpayers’ ID (CNPJ/MF) 01.183.070/0001-95 (“Transaction”). Metalic is a company that produces and trades in metal packaging.

The base purchase price of the Transaction is USD 98 million, which is subject to adjustments agreed in the SPA. The price shall be fully paid in cash upon closing, in Brazilian Reais according to the exchange rate at closing.

Subject to the fulfilment of certain conditions precedent set forth in the SPA, which is common in this type of deal, closing is expected to take place on 30 September 2016.

Can-Pack is a key global metal packaging producer, and was founded in 1992 in Poland. It provides solutions for the beverages, food and chemical industries in Europe, Asia, and Africa.

Bradesco BBI and BB Banco de Investimento have acted as financial advisors to the Company in connection with the Transaction.

In the interest of its shareholders and in line with the best corporate governance practices, the Company shall keep the market updated on relevant information related to the progress of the Transaction.

São Paulo, 23 August 2016

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 23, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.